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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                  Commission File No. 333-107620


NEWS RELEASE                                                   [LOGO SR Telecom]

                                                               www.srtelecom.com
                                                               -----------------
For more information:

David Adams                                   Paul Goyette
(Senior Vice-President, Finance and CFO)      (Director, Communications)
(514) 335-4035                                (514) 335-2429 x 4361
email: david_adams@srtelecom.com              email:  paul_goyette@srtelecom.com

Brian Quick (Maison Brison)
(514) 731-0000
email: brian@maisonbrison.com

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                  SR TELECOM RECEIVES FIRST ORDERS FOR AIRSTAR

      AIRSTAR WILL SERVE AS BACKUP FOR MISSION CRITICAL FINANCIAL NETWORK

MONTREAL, AUGUST 29, 2003 -- SR TelecomTM Inc. (TSX: SRX), a global leader in fixed wireless access solutions, today announced that it has received its first orders for Netro Corporation's (NASDAQ: NTRO) AirStar product from a leading telecommunications service provider in Mexico. The contract calls for SR Telecom to build a high-capacity fixed wireless access network in support of mission-critical network redundancy services to the financial community. The network will establish broadband connectivity between the national stock exchange and its users within the financial community using AirStar in a point-to-multipoint network configuration.

"Our extensive experience in the deployment of leading-edge fixed wireless networks combined with the superior capabilities of the AirStar product represented the best solution for this customer in delivering equivalent to wireline dependability and quality of service to its users in the financial community," said Claude Giguere, Senior Vice President, SR Telecom.

With product availability at 3.5, 10.5, 26 and 28GHz, AirStar addresses the needs of operators and carriers who offer metropolitan broadband connectivity services. AirStar's intelligent ATM-based technology optimizes spectrum use through packet-based dynamic bandwidth allocation, enabling AirStar to handle a wide variety of services and provide on-demand bandwidth quickly, reliably and economically. AirStar is also used for cellular transmission infrastructure applications. AirStar is deployed in Europe, Asia, Latin America, the Middle East and North America.

Backed by two decades of providing fixed wireless access systems, SR Telecom offers its customers a full range of services, from network planning to system maintenance and 24/7 technical assistance around the world.

On March 27, SR Telecom announced an agreement and plan of merger with Netro. On August 27, 2003, Netro's stockholders approved and adopted the proposed agreement and plan of merger with SR Telecom. The closing of the merger is contingent upon other customary closing conditions and the formal declaration by Netro's board of directors of an aggregate US$100 million dividend; the closing is expected to occur on September 4, 2003. Only Netro stockholders of record as of the close of business on September 4, 2003, will be entitled to receive the merger consideration of SR Telecom Common Share and the cash dividend.

ABOUT SR TELECOM
SR Telecom is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's field-proven solutions include equipment, network planning, project management, installation and maintenance services. SR Telecom offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.


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FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and Netro have filed a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro has mailed the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully, because it contains important information about SR Telecom, Netro and the acquisition. Investors and security holders may obtain free copies of these documents, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, are described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2003. AirStar is a trademark of Netro Corporation.